Exhibit 2

FOR IMMEDIATE RELEASE	7 MAY 2014

WPP PLC (“WPP”)

Kantar divests Center Partners in the United States

WPP announces that Kantar, its wholly-owned data investment management arm, has sold Center Partners to Qualfon, a leading business outsourcing and call centre service provider based in Monterrey, Mexico.

Center Partners is a leading provider of customer sales and support solutions that was acquired by Kantar in 1999. Based in Ft. Collins, Colorado, the company’s revenues as of December 31, 2013 were almost US $110 million. Center Partners employs approximately 2,500 people in six contact centres in the United States. WPP’s revenues in North America were over US $6 billion in 2013 (including associates) and the Group employed almost 30,000 people in that region.

The decision to divest the company will allow Kantar to focus on its core data investment management business.

Kantar is the data investment management division of WPP and one of the world’s largest insight, information and consultancy groups. By connecting the diverse talents of its 12 specialist companies, the group aims to become the pre-eminent provider of compelling and inspirational insights for the global business community. Its 27,000 employees work across 100 countries and across the whole spectrum of research and consultancy disciplines, enabling the group to offer clients business insights at every point of the consumer cycle. The group’s services are employed by over half of the Fortune Top 500 companies.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239